

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via Email
Andre Troshin
President
Puget Technologies, Inc.
227 Bellevue Way NE, 411
Bellevue, Washington 98004

>   **Re: Puget Technologies, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 26, 2012**
>   **File No. 333-179212**

Dear Mr. Troshin:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

The Offering, page 7

1. We reissue comment 1 of our April 20, 2012 letter. Please note, our comment referred to your disclosure on page 7, but you did not revise this disclosure. Specifically, your disclosure under the subheading "Duration of the Offering" on page 7 does not clearly state at the outset that the initial offering period is for 180 days. Rather, it presumes this fact which is not clear in the context of this disclosure. Please revise your disclosure on page 7 to clarify that the initial term of the offering is 180 days.

Statements of Cash Flows, page F-3

2. We have reviewed your response to comment 8 in our letter dated April 20, 2012. We note that your statements of cash flows for the January 31, 2011 quarterly period still

does not appropriately reconcile the change in cash and cash equivalents during the period. Please revise your quarterly statements of cash flows as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Thomas E. Puzzo, Esq.
        Via Email